UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sydys Corporation

(Name of Issuer)

Common stock, $0.001 per share

(Title of Class of Securities)

87124F302

(CUSIP Number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Joseph Hernandez
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
Promissory note
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
34,440,000(1)

8. Shared Voting Power
n/a

9. Sole Dispositive Power
34,440,000(1)

10. Shared Dispositive Power
n/a

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,440,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
74.16%
14. Type of Reporting Person
IN

(1)	Consists of 17,220,000 shares of Series A Preferred Stock, which is convertible to common stock of the issuer at a ratio of 2 for1 and which votes together with the common stock on an as-if-converted basis.
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ITEM 1. SECURITY AND ISSUER

(a) Name of Issuer:

Sydys Corporation

(b) Address of Issuer's Principal Executive Offices:

135 East 57th Street, 24th Floor

New York, NY 10022

(c) Title of the class of equity securities to which this statement relates:

Common stock, par value $0.001

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name:

Joseph Hernandez

(b)	Residence or business address:

135 East 57th Street, 24th Floor

New York, NY 10022

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Joseph Hernandez is currently the Executive Chairman and a member of the Board of Directors of Ember Therapeutics, Inc. Mr. Hernandez is the founder of several biotechnology companies, including Microlin Bio, Inc., a biotechnology company focusing on microRNA diagnostics and therapeutics in oncology, where he currently serves as Executive Chairman and Chief Executive Officer; Prolias Technologies, Inc., a molecular diagnostics company focusing on thyroid cancer, where he has served as its Chairman since March 2010 and a director since September 2010.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

United States

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 10, 2016, Joseph Hernandez acquired 17,220,000 shares of Series A Preferred Stock of the issuer. In exchange for this issuance, Mr. Hernandez delivered a promissory note in the amount of $210,000 to the issuer’s former majority shareholder and CEO, Michael Warsinske. In turn, and in exchange for the note from Mr. Hernandez, Mr. Warsinkse executed a Release and Indemnity Agreement under which he released the issuer of $415,456.78 in total liabilities owed to him. In addition, Mr. Warsinske agreed to and indemnify the issuer from any liabilities arising prior to the transaction with exception of certain specified liabilities totaling $20,159.57.

The issuer’s class of Series A Preferred Stock consists of 19,500,000 shares, par value $0.001 per share. Series A Preferred Stock is convertible to common stock at a rate of two (2) shares of common stock for every one (1) share of Series A Preferred Stock. Series A Preferred Stock votes together with the common stock on an as-if-converted basis. Series A Preferred Stock has no preferred dividend rights and with respect to rights on liquidation, winding up and dissolution, will rank pari passu with the class of common stock.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of Mr. Hernandez’s acquisition of controlling interest was to re-direct the business of the issuer to focus on development and commercialization of certain intellectual property and other assets related to CVacTM, a therapy based on ex vivo pulsing of dendritic cells or monocytes with the mannosylated fusion protein. CVac™ therapy is a personalized immunocellular therapeutic that has been investigated for the treatment of epithelial cancers. CVac™ stimulates the patient’s own immune system to target and destroy tumours.

On May 11, 2016, and immediately following the acquisition of controlling interest by Mr. Hernandez, the issuer entered into a Sub-License, License, and Asset Purchase Agreement with Prima Biomed Ltd., an Australian corporation, under which the issuer obtained a worldwide exclusive sub-license to certain patents and certain intellectual property and other assets related to CVacTM. In consideration for the sub-license and related items acquired under the Agreement, the issuer has agreed to issue Prima Biomed Ltd. 1,980,000 shares of Series A Preferred Stock. Prima Biomed Ltd.’s equity position shall be non-dilutable until such time as we have closed an equity financing in the minimum amount of $20,000,000.

In concert with the acquisition of controlling interest by Mr. Hernandez, the issuer’s Board of Directors and a majority of its shareholders approved a reverse split of all outstanding shares of its common stock in a ratio of 1 for 7.5. The reverse split is expected to take effect twenty days after the issuer’s mailing of a definitive Schedule 14C to shareholders, and upon completion of the mandatory review process at FINRA. Immediately following the reverse split, the issuer will have approximately 1,600,000 shares of common stock issued and outstanding.

Following the acquisition of controlling interest by Mr. Hernandez and the issuance to Prima Biomed Ltd., and upon effectiveness of the reverse split described above, the ownership of the issuer will have the following structure:

Name	Shares of common stock; par value $0.001	% ownership
Joseph Hernandez	34,440,00(1)	86.1%
Prima Biomed Ltd.	3,960,000(2)	9.9%
Common stockholders	1,600,000	4%
Totals	40,000,000	100%

(1)	Consists of 17,220,000 shares of Series A Preferred Stock, which is convertible to common stock of the issuer at a ratio of 2 for1 and which votes together with the common stock on an as-if-converted basis.

(2)	Consists of 1,980,000 shares of Series A Preferred Stock, which is convertible to common stock of the issuer at a ratio of 2 for1 and which votes together with the common stock on an as-if-converted basis.

In connection with the acquisition of controlling interest by Mr. Hernandez, the issuer’s former CEO and Director, Michael Warsinske, and its former CFO and Director, Mark Noffke, resigned from their executive officer positions and appointed Joseph Hernandez as the issuer’s CEO, CFO, and Executive Chairman. In addition, Mr. Warsinske and Mr. Noffke appointed Joseph Hernandez to the issuer’s Board of Directors and resigned from the board effective ten (10) days after mailing to shareholders of the issuer’s Schedule 14f-1 regarding the change in its board. In addition, for so long as Prima Biomed Ltd. holds more than 5% of the issuer’s outstanding capital stock, it shall be entitled to appoint one member to the board of directors.

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Except as otherwise described above, there are no current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Hernandez’s aggregate number of beneficially owned shares of Common Stock, par value $0.001 per share, is currently 34,440,000 shares, which consists of 17,220,000 shares of Series A Preferred Stock, which are convertible to common stock of the issuer at a ratio of 2 for1 and which votes together with the common stock on an as-if-converted basis. Mr. Hernandez has the sole power to vote and to dispose of these shares. Mr. Hernadez has not effected any transactions in the issuer’s common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
3.1	Certificate of Designation of Series A Preferred Stock(1)
10.1	Subscription Agreement with Joseph Hernandez(1)
10.2	Sub-License, License, and Asset Purchase Agreement (the “Agreement”) with Prima Biomed Ltd. (1)

(1)	Incorporated by reference to Current Report on Form 8-K filed by Sydys Corporation on May 13, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2016

Date

/s/ Joseph Hernandez

Joseph Hernandez

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